SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ 08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

December 31, 2007 and 2006

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION

LINE 4i - SCHEDULE OF ASSETS HELD (AT END OF YEAR)	12

LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS	13

Report of Independent Registered Public Accounting Firm

Trustees
J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the J & J Snack Foods Corp. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Reportable (5%) Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, PA
June 26, 2008

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,

	2007	2006
ASSETS

Investments
Participant directed	$52,352,838	$48,814,799
Participant loans	2,838,548	2,430,957

Total investments	55,191,386	51,245,756

Receivables
Employer contributions	137,002	155,438
Participant contributions	315,633	355,700

Total receivables	452,635	511,138

LIABILITIES	-	-

Net assets available for plan benefits	$55,644,021	$51,756,894

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2007

Additions
Additions to/(deductions from) net assets attributed to
Investment income
Net depreciation in fair value of investments	$(1,072,919)
Interest and dividend income	2,752,951

Total investment income	1,680,032

Contributions
Employer	1,372,707
Participants	3,730,226

Total contributions	5,102,933

Total additions	6,782,965

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(2,846,011)
Administrative expenses	(49,827)

Total deductions	(2,895,838)

NET INCREASE	3,887,127

Net assets available for plan benefits
Beginning of year	51,756,894

End of year	$55,644,021

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN

The following description of the plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, subject to Internal Revenue Service regulations. Participants who have attained the age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 investment options for participants , one of which is common stock of the plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

•
A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2007, 60% of employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

•
On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company.

•	A discretionary amount in addition to the special contribution, which will be determined each year by the Company.

3. Participant Accounts

Each participant’s account is credited with the participant’s contribution an allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

4. Vesting

Participants are 100% vested in their salary reduction contributions. Vesting in the remainder of their account is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE A - DESCRIPTION OF THE PLAN - Continued

5. Payment of Benefits

On termination of service, benefits are payable in a lump sum form at the election of the participant.

6. Loans to Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the trust fund and bear market rates of interest. Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

7. Forfeited Accounts
The total annual forfeitures for 2007 were $28,793. This amount will be allocated among the participants’ accounts in the same proportion that matching contributions allocated to such participants’ accounts for the year bear to the total matching contributions allocated to all participants’ accounts for the year.

8. Reclassifications

Certain reclassifications to the 2006 statements have been made to conform to the 2007 presentation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

2. Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist entirely of investments for which fair value disclosures have been provided.

3. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Participant loans are valued at outstanding principal balances, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Unitized Stock Fund is valued at its year-end unit price (comprised of year-end market price of J&J Snack Foods Corp Common Stock plus uninvested cash position). Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4. Payment of Benefits

Benefits are recorded when paid.

5.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2007	2006
J&J SNACK FOODS CORP. COMMON STOCK	$5,763,659	$7,286,849
T. ROWE PRICE GROWTH STOCK-ADV	$3,718,392	$3,076,792
MFS MODERATE ALLOCATION A FUND	$5,169,761	$4,380,906
MFS GROWTH ALLOCATION A FUND	$5,351,343	$4,622,878
MFS AGGRESSIVE GROWTH ALLOCATION A FUND	$15,955,581	$14,334,581
DAVIS NY VENTURE A FUND	$3,694,734	$3,376,659
OPPENHEIMER GLOBAL A FUND	$2,971,605	$2,695,989
OTHER	$12,566,311	$11,471,102
	$55,191,386	$51,245,756

During 2007, the Plan’s investments (including realized and unrealized gains and losses) appreciated/(depreciated) in value by ($1,072,919) as follows:

Mutual funds	$673,375
Common stock	$(1,746,294)

$(1,072,919)

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2007 and 2006

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2006, investments include 179,586 and 172,255 shares of the Corporation's unitized stock fund valued at $5,763,659 and $7,286,849 respectively.

Certain Plan investments are shares of mutual funds managed by the trustee. Accordingly, these transactions qualify as party-in-interest transactions.

NOTE E - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company.
Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan’s funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 2006, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (code) and are therefore exempt from federal income taxes under the provisions of Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

SUPPLEMENTAL INFORMATION

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)

Name of Plan:	J&J SNACK FOODS CORP 401 (k) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification#	22-1935537
Plan Sponsor's Name:	J&J SNACK FOODS CORP

Identity of Issue (b)	Description of Investment (c)	Cost (d)	Current Value (e)
*MFS GOVERNMENT SECURITIES A	Registered Investment Company Mutual Fund		$1,884,007
*MFS CONSERVATIVE ALLOCATION A	Registered Investment Company Mutual Fund		$2,509,603
*MFS MODERATE ALLOCATION A	Registered Investment Company Mutual Fund		$5,169,761
*MFS GROWTH ALLOCATION A	Registered Investment Company Mutual Fund		$5,351,343
*MFS AGGRESSIVE GROWTH ALLOCATION A	Registered Investment Company Mutual Fund		$15,955,581
DAVIS NY VENTURE A	Registered Investment Company Mutual Fund		$3,694,734
AMERICAN FUNDS AMCAP R3	Registered Investment Company Mutual Fund		$887,947
OPPENHEIMER GLOBAL A	Registered Investment Company Mutual Fund		$2,971,605
T.ROWE PRICE GROWTH STOCK-ADV	Registered Investment Company Mutual Fund		$3,718,391
PIMCO DIVERSIFIED INC FUND-A	Registered Investment Company Mutual Fund		$124,490
NATIONWIDE SMALL CAP FUND-A	Registered Investment Company Mutual Fund		$119,820
J P MORGAN INTREPID VALUE FUND-A	Registered Investment Company Mutual Fund		$895,399
DAVIS OPPORTUNITY FUND-A	Registered Investment Company Mutual Fund		$706,542
ALLIANCEBER INTERNATIONAL-A	Registered Investment Company Mutual Fund		$174,889
GOLDMAN SACHS GROWTH & INCOME-A	Registered Investment Company Mutual Fund		$725,054
*MFS FIXED FUND INSTITUTIONAL	Common Collective Trust		$1,700,013
*J & J UNITIZED STOCK FUND	Employer Securities		$5,763,659
*PARTICIPANT LOANS	Low-High Interest Rate 5.00% to 9.50%		$2,838,548
		TOTAL	$55,191,386

*Party-In-Interest

J& J Snack Foods Corp 401(k) Profit Sharing Plan

EIN 22-1935537
Plan No. 001

Line 4j - Schedule of Reportable (5%) Transactions
Year Ended December 31, 2007

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) cost of asset	(h) Current value of asset on transaction date	(i) Net gain

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2007.

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 26, 2008 with respect to the financial statements and schedules included in the Annual Report of J&J Snack Foods Corp. 401(k) Profit-Sharing Plan on Form 11-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of J&J Snack Foods Corp. on Forms S-8 (File No. 333-111292, effective December 18, 2003; File No. 333-94795, effective January 18, 2000; File No. 333-03833, effective May 16, 1996).

/s/Grant Thornton LLP

Philadelphia, Pennsylvania
June 26, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp.
401(k) Profit Sharing Plan

Date: June 26, 2008	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator